Lindsay Corporation

2222 N. 111th Street

Omaha, NE 68164

February 28, 2018

Via EDGAR Correspondence

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549

Re:	Lindsay Corporation Form 10-K for the Fiscal Year Ended August 31, 2017 Filed October 13, 2017 File No. 1-13419

Dear Ms. Blye:

We are writing in response to your letter, dated February 14, 2018, regarding the Annual Report on Form 10-K filed by Lindsay Corporation (“Lindsay”) on October 13, 2017.  We have set forth below your comment in italics and have included our response.

Annual Report on Form 10-K for the Fiscal Year Ended August 31, 2017

General

Comment No. 1:

In your letter to us dated April 14, 2015, you discussed contacts with Sudan. Your website states that IRZ Consulting, a Lindsay irrigation consulting and design firm, has worked on large-scale projects in Sudan. CTC Engineering’s website includes a May 1, 2017 press release which states that CTC Engineering, in partnership with Lindsay Corp., has been providing irrigation systems in Sudan. As you know, Sudan is designated by the State Department as a state sponsor of terrorism and is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan since your 2015 letter, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. Please also discuss the materiality of such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.‑designated state sponsors of terrorism.

Ms. Cecilia Blye

U.S. Securities and Exchange Commission

February 28, 2018

Page

Response No. 1:

Nature and Extent of Contacts with Sudan since April 14, 2015 Letter

Lindsay has one authorized dealer in Sudan, Central Trading Company Limited (“CTC Engineering”).  Lindsay does not have any other subsidiaries, affiliates, distributors, resellers, branches, employees, representatives or dealers in Sudan.

Lindsay policy prohibits the export of its products, software and technology (including services) to restricted individuals and countries, either directly or indirectly, without appropriate export authorization.

Lindsay maintains an integrated system of policies and controls to help prevent unauthorized sales and exports of Lindsay products and services to restricted locations or end users.  Lindsay’s global export compliance program requires all known parties and destinations to any sale, shipment or service to be screened against an export compliance checklist, including screens for certain restricted countries and individuals. The screening system implemented by Lindsay alerts Lindsay’s legal department to any transaction potentially involving a restricted party or destination. Upon receiving an alert, Lindsay will either seek the appropriate authorization or deny the order.    Lindsay provides training on an annual basis for senior management as well as employees with responsibilities related to international transactions to review the export controls and trade sanctions policy and review any updates to the policy or changes to applicable laws and sanctions.  Lindsay also provides training to its third-party dealers and sales representatives and requires them to provide written acknowledgement that they will comply with applicable U.S. export controls and trade laws.

From the time of Lindsay’s letter of April 14, 2015 through January 17, 2017, Lindsay held export licenses issued by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) that permitted Lindsay to engage in all transactions necessary to export certain goods and services to customers in Sudan which were pre-approved by OFAC.  Lindsay’s contacts with Sudan during this period were limited to those permitted under Lindsay’s export licenses.  The goods and services eligible for export under the licenses included agricultural irrigation systems, ancillary equipment for use with those systems (including the FIELDNET Pro Control System, pump stations, generators, power cables and storage tanks for chemicals and/or fertilizers) and related services (including irrigation engineering design services).  From time to time, Lindsay’s Oregon-based wholly-owned subsidiary, IRZ Consulting, LLC, provided engineering design services to customers in Sudan on Lindsay’s behalf under the export licenses.  Lindsay’s authorized dealer in Sudan, CTC Engineering, was also named on the export licenses and performed equipment installation, maintenance and other services permitted under the licenses.

Since January 17, 2017, U.S. persons have generally been authorized to transact with Sudan pursuant to an OFAC general license and, on October 12, 2017, OFAC revoked the bulk of the Sudanese sanctions.  These actions obviated the need for specific licenses in favor of Lindsay to continue these activities and permitted expanded sales and exports to Sudan. Accordingly, since the general license went into effect on January 17, 2017, Lindsay and its subsidiaries have relied on the general license and the subsequent revocation of Sudanese sanctions as it has continued to sell and export to Sudan agricultural irrigation systems, ancillary equipment necessary for use with those systems, and related services.  Lindsay’s authorized dealer in Sudan, CTC Engineering, continues to perform equipment installation, maintenance and other services permitted under the licenses.

In the foreseeable future, Lindsay does not anticipate any material change from its current level of contacts with Sudan.

Materiality of Contacts with Sudan since April 14, 2015 Letter and Approximate Dollar Amount of Revenues, Assets and Liabilities

Lindsay does not believe that its contacts with Sudan, which have either been permitted under a general or specific license or under relevant rules at all times during the relevant period, are material in quantitative or qualitative terms and does not believe that a reasonable investor would deem these contacts important in making an investment decision.

Ms. Cecilia Blye

U.S. Securities and Exchange Commission

February 28, 2018

Page

Lindsay believes that the amount of sales, assets and liabilities in Sudan is immaterial relative to total consolidated global Lindsay sales, assets and liabilities.  Quantitatively, total revenues related to these transactions were approximately $1.2 million, $3.9 million and $5.6 million for fiscal years 2015, 2016 and 2017, respectively, and approximately $2.4 million for the three-month period ended November 30, 2017.  These amounts represented approximately 0.2%, 0.8% and 1.1% of Lindsay’s consolidated revenues during fiscal years 2015, 2016 and 2017, respectively, and approximately 1.9% of Lindsay’s consolidated revenues during the three-month period ended November 30, 2017.  Lindsay’s assets and liabilities in Sudan were also immaterial, as they were well under 1% of total assets and total liabilities, respectively, as of the end of each of the above‑referenced periods.

Qualitatively, Lindsay’s contacts with Sudan are limited and benefit the Sudanese people by enhancing local food production and strengthening the agricultural sector in the region. As outlined above, Lindsay carefully considers applicable sanctions and their application to its business as its business changes over time to help ensure that Lindsay avoids any potential legal or reputational risk that could arise from non-compliance.

Potential Impact of Investor Sentiment

Lindsay does not believe that investor sentiment would be negatively impacted by Lindsay’s contacts in Sudan.  Lindsay regularly engages in discussions with its shareholders on a variety of issues to understand their views on Lindsay’s business. Lindsay has not received any inquiries or heard any concerns from its investor base relating to activities in Sudan, nor does Lindsay possess information that would suggest that investors have deemed having such information important in making an investment decision with respect to Lindsay’s securities. Lindsay does not believe its activities in Sudan are having or would have a negative effect on its operating results, reputation or share value.

Lindsay has had, and may have in the future, potential opportunities for sales that require export authorization. Pursuant to Lindsay’s policy, such opportunities have been and would be reviewed with Lindsay’s legal department to ensure that the proper authorizations are obtained before proceeding with the transactions.

Finally, in a risk factor set forth on page 10 of its Annual Report on Form 10-K for the Fiscal Year Ended August 31, 2017, Lindsay has disclosed that its international sales are highly dependent on foreign market conditions and subject Lindsay to additional risk, restrictions and compliance obligations, including a statement that Lindsay does business in a number of countries that are particularly susceptible to disruption from changing socioeconomic conditions as well as terrorism, sanctions, war and similar incidents.  Based on its assessment of the quantitative and qualitative materiality of the contacts with Sudan, Lindsay believes it has made adequate disclosure of such activities.

Lindsay respectfully acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

We trust that the foregoing is responsive to your comments.  If you have any questions regarding the foregoing or require further information, please contact me at (402) 827-6579.

Sincerely,

LINDSAY CORPORATION

By: /s/ Brian L. Ketcham

Brian L. Ketcham

Vice President and Chief Financial Officer

Ms. Cecilia Blye

U.S. Securities and Exchange Commission

February 28, 2018

Page

cc:	Amanda Ravitz, Assistant Director, Division of Corporation Finance, U.S. Securities and Exchange Commission

Jennifer Hardy, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission